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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25


                                                 Commission File Number: 1-12282


                           NOTIFICATION OF LATE FILING

      (Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [x] Form 10-Q

[ ]  Form N-SAR
          For Period Ended: December 31, 2003
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[ ]  Transition Report on Form 10-K         [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F         [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

          For the Transition Period Ended:
                                          ------------------------------------

          Read attached instruction sheet before preparing form. Please print or type.

          NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant   Corrpro Companies, Inc.
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Former name if applicable

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Address of principal executive office (Street and number)

         1090 Enterprise Drive
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City, state and zip code   Medina, Ohio 44256
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                                     PART II
                             RULE 12B-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed
[x] on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     STATE BELOW IN REASONABLE DETAIL THE REASONS WHY FORM 10-K, 20-F, 11-K, 10-Q, N-SAR, OR THE TRANSITION REPORT PORTION THEREOF, COULD NOT BE FILED WITHIN THE PRESCRIBED TIME PERIOD. (ATTACH EXTRA SHEETS IF NEEDED.)

     The Company was not in compliance with certain provisions in its senior debt agreements, and entered into extension agreements with the senior lenders effective as of January 31, 2004, which provided for the continued forbearance by the Senior Lenders through March 31, 2004, with respect to foreclosure under the senior debt, conditioned upon the continued progress of the Company in the implementation of the proposed refinancing transaction provided for in the Securities Purchase Agreement attached as an exhibit to the previously filed Form 8-K of the Company dated December 22, 2003.

     In order for the Company to complete its refinancing transaction, it must receive approval from its shareholders. The Company filed its preliminary proxy statement with the Securities and Exchange Commission ("SEC") on December 22, 2003, and was informed by the SEC Staff that the proxy statement would be given a full review, as would the Company's Form 10-K filing for the fiscal year ended March 31, 2003, and the Form 10-Q for the quarter ended September 30, 2003, which were to be transmitted to shareholders along with the definitive proxy statement.

     In response to subsequent SEC comments, the Company made certain modifications to the preliminary proxy statement and prepared amendments to the Form 10-K and Form 10-Q. The Company has devoted its management and other resources to the task of developing appropriate revisions, as identified by the SEC, to the foregoing filings in order that the definitive proxy statement may be timely printed and mailed to the Company's shareholders to enable shareholder approval of the transactions within the time limitations imposed on the Company by the forbearance agreements. As a result of the foregoing process, the Company filed its definitive proxy statement with the SEC on February 17, 2004.
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     As a consequence of these activities and events, the Company was unable to finalize its Form 10-Q for the quarter ended December 31, 2003 prior to the due date for the Form 10-Q without unreasonable effort or expense. The Company anticipates completing its financial statements and other disclosures to be set forth in the subject Form 10-Q within the five calendar day extension period permitted by Rule 12b-25 and filing the Form 10-Q within that timeframe.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

          Robert M. Mayer            (330)                     723-5082
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             (Name)               (Area code)             (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Revenues from continuing operations for the fiscal 2004 third quarter totaled $32.9 million compared to $31.8 million in the fiscal 2003 third quarter, an increase of $1.1 million, or 3.5%. Revenues from the discontinued operations were $2.8 million in the fiscal 2004 third quarter compared to $6.8 million in the prior-year period. The decrease in discontinued operations is primarily attributable to the sale of three non-strategic business units.

     Operating income from continuing operations totaled $2.8 million in the third quarter of fiscal 2004 compared to $2.6 million for the fiscal 2003 third quarter, an increase of $0.2 million. The increase in operating income in the fiscal 2004 third quarter resulted from improved revenue levels and lower operating expenses.

     Income from continuing operations for the fiscal 2004 third quarter was $0.6 million compared to $0.4 million in the third quarter of fiscal 2003, an increase of $0.2 million. The fiscal 2004 third quarter increase in operating income is the result of improved revenue levels, improved operating efficiencies and our overall efforts to streamline operations.

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     Net income totaled $0.4 million in the third quarter of fiscal 2004 and
2003. Income per share on a diluted basis totaled $0.05 per share in the third quarter of fiscal 2004 and 2003.

     Revenues from continuing operations for the nine months ended December 31, 2003 totaled $100.4 million compared to prior-year revenues of $92.9 million, an increase of $7.5 million or 8.1%. Revenues from discontinued operations were $8.9 million for the first nine months of fiscal 2004 compared to $20.6 million in the prior-year period, a decrease of $11.7 million. The decrease in discontinued operations is primarily attributable to the sale of several discontinued businesses.

     Operating income from continuing operations totaled $9.5 million for the nine months ended December 31, 2003 compared to $4.5 million in the prior-year period, an increase in earnings of $5.0 million. This increase is primarily related to the prior-years restructuring costs incurred and improved revenues generated during the current fiscal year.

     Income from continuing operations totaled $3.3 million for the nine months ended December 31, 2003 compared to a loss of $1.3 million of income from continuing operations in the prior-year period, an increase in earnings of $4.6 million. The fiscal 2004 nine months operating income is the result of improved revenue levels, improved operating efficiencies and our overall efforts to streamline operations.

     Net loss totaled $0.6 million for the nine months ended December 31, 2003 compared to $23.6 million in the prior-year period, an improvement of $23.0 million, which was primarily attributable to non-cash goodwill impairment charges as a result of a change in accounting principle in the prior-year, improved revenue levels, improved operating efficiencies and our overall efforts to streamline operations. Loss per share on a diluted basis totaled $0.06 per share compared to $2.81 per share in the prior-year period.

     The Company does not anticipate any changes to the results of operations described above.

                             Corrpro Companies, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  February 17, 2004            By  /s/ Robert M. Mayer
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                                     Robert M. Mayer
                                     Senior Vice President, Chief Financial
                                     Officer and Treasurer